Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Rice Energy Inc. for the registration of debt securities, guarantees of debt securities, common stock, preferred stock, depositary shares, warrants and 60,438,648 shares of its common stock and to the incorporation by reference therein of our report dated March 21, 2014 (except for Note 1, Note 8, Note 15 and Note 16, as to which the date is August 8, 2014), with respect to the consolidated financial statements of Rice Energy Inc. included in its Current Report (Form 8-K) dated August 11, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

February 11, 2015